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                                                                    EXHIBIT 99.1



FOR IMMEDIATE RELEASE                        Media Contact:     Jim Brown
August 2, 2001                                                  (407) 251-5578
                                             Investor Contact:  Arne Haak
                                                                (407) 251-3618

   AirTran Holdings, Inc. Reports Conversion of $12 Million Principal Amount of its 7.75% Series B Senior Convertible Notes, Due April 12, 2009

     ORLANDO, Fla. (August 2, 2001) - AirTran Holdings, Inc. (AMEX: AAI), parent Company of AirTran Airways, Inc., announced that on July 16, 2001, and July 31, 2001, Boeing Capital Loan Corporation exercised conversion rights for a total of $12 million in principal amount of AirTran Holdings, Inc.'s, $17.5 million, 7.75% Series B Senior Convertible Notes, due April 12, 2009, held by Boeing Capital Loan Corporation.

     In connection with the conversion, the Company issued 2,214,022 shares of common stock of the Company to Boeing Capital Loan Corporation. The book value of the converted notes was $12 million, and the Company will reduce debt and increase shareholders' equity by $12 million as a result of the transaction. Because the conversion relates to a convertible security, under applicable accounting rules, the Company will recognize a non-cash charge of $4.3 million in the third quarter.

     If there are additional conversions of the Series B Senior Convertible Notes, the Company will reduce outstanding debt in an amount equal to the principal amount of notes converted and will recognize additional aggregate non-cash charges of up to $2.0 million.

     As a result of this conversion, the Company's annual interest expense in the future will decrease by $0.9 million. The total annual reduction to interest expense upon the full conversion of the Series B Convertible Notes will be $1.4 million.

     Systemwide, AirTran Airways operates 336 daily departures to 34 cities. Offering the convenience of easy, same concourse connections in Atlanta, AirTran Airways operates 150 daily departures from Hartsfield Atlanta International Airport, the world's busiest airport.

                                     (more)

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AirTran Holdings Reports Conversion of Notes - Page 2

     Named "Best Low-Fare Airline" for 2001 by Entrepreneur magazine, AirTran Airways provides everyday, affordable air travel throughout the eastern United States and, unlike other airlines, never requires a roundtrip purchase or Saturday night stay.

     Recipient of six consecutive annual "Diamond Awards" from the Federal Aviation Administration for excellence in maintenance training, AirTran Airways is the launch customer for the Boeing 717, one of today's newest, most innovative and most environmentally friendly commercial aircraft.

     AirTran Airways is a subsidiary of AirTran Holdings, Inc. (AMEX: AAI).

     For more information and reservations, visit AirTran Airways' Web site at www.airtran.com (America Online keyword: AirTran), call your travel agent or call AirTran Airways at 800-AIRTRAN (800-247-8726) or 770-994-8258 (in Atlanta).

                                      ###

Statements regarding AirTran's future growth, profitability, annual interest expense, financing activities and financing commitments are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, the ability of the company to satisfy any conditions to such financing activities, consumer demand and acceptance of services offered by the company, the company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in forward-looking statements is contained from time to time in the company's SEC filings, including but not limited to the company's annual report on Form 10K for the year ending December 31, 2000. The company disclaims any obligation or duty to update or correct any of its forward-looking statements.